SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)*

Barfresh Food Group Inc.

(Name of Issuer)

Common Stock, $0.000001 par value

(Title of Class of Securities)

067532200

(CUSIP Number)

Ibex Investors LLC

260 N. Josephine Street, Suite 300

Denver, CO 80206

Attention: Justin B. Borus

Telephone: (303) 500-8821

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 31, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 067532200

1.	Names of Reporting Persons

Ibex Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Colorado, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	1,110,982
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	1,110,982
	10.	SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,110,982

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

8.5%

14.	Type of Reporting Person (See Instructions)

OO

Page 2 of 7 pages

CUSIP No. 067532200

1.	Names of Reporting Persons

Justin B. Borus

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF, PF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	1,440,885
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	1,440,885
	10.	SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,440,885

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

11.1%

14.	Type of Reporting Person (See Instructions)

IN

Page 3 of 7 pages

CUSIP No. 067532200

1.	Names of Reporting Persons

Ibex Microcap Fund LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	1,110,982
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	1,110,982
	10.	SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,110,982

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

8.5%

14.	Type of Reporting Person (See Instructions)

PN

Page 4 of 7 pages

CUSIP No. 067532200

1.	Names of Reporting Persons

Ibex Investment Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	1,110,982
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	1,110,982
	10.	SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,110,982

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

8.5%

14.	Type of Reporting Person (See Instructions)

OO

Page 5 of 7 pages

EXPLANATORY NOTE

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6” or this “Statement”) is being filed with respect to the beneficial ownership of Common Stock, par value $0.000001 per share (the “Common Stock”), of Barfresh Food Group Inc. (the “Issuer”). This Amendment No. 6 amends and restates in its entirety Item 5 of the Schedule 13D originally filed on March 23, 2020, as amended. The Reporting Persons have not acquired or disposed of any securities of the Issuer since the filing of Amendment No. 5 to this Schedule 13D. However, warrants to purchase 138,462 shares of Common Stock (held by the Fund) expired on July 31, 2023, and the Reporting Persons have elected to file this Amendment No. 6 voluntarily to reflect the same, as well as the expiration on April 15, 2023 of warrants to purchase 164,835 shares of Common Stock (held by Mr. Borus). The shares of Common Stock reported herein give effect to a 1-13 reverse stock split effected by the Issuer on December 29, 2021.

ITEM 5.	Interest in Securities of the Issuer.

(a)       As of the end of business on July 31, 2023, the Reporting Persons beneficially own:

(i)	The Fund directly owns 1,110,982 shares of Common Stock, representing 8.5% of all of the outstanding shares of Common Stock.

(ii)	Mr. Borus directly owns 329,903 shares of Common Stock, representing 2.5% of all of the outstanding shares of Common Stock.

(iii)	The Investment Manager, as the investment manager and general partner of the Fund, may be deemed to beneficially own the 1,110,982 shares of Common Stock held by the Fund, representing 8.5% of all of the outstanding shares of Common Stock.

(iv)	IM Holdings, as the sole member of the Investment Manager, may be deemed to beneficially own the 1,110,982 shares of Common Stock held by the Fund, representing 8.5% of all of the outstanding shares of Common Stock.

(v)	Mr. Borus, as the manager of the Investment Manager and IM Holdings, may be deemed to beneficially own the 1,110,982 shares of Common Stock held by the Fund, representing 8.5% of all of the outstanding shares of Common Stock. Together with the securities owned directly by Mr. Borus as set forth in clause (ii) above, Mr. Borus may be deemed to beneficially own 1,440,885 shares of Common Stock, representing 11.1% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership of any shares of Common Stock other than the shares beneficially owned directly by such Reporting Person.

The foregoing percentages set forth in this response are based on 13,002,603 shares of Common Stock outstanding as of April 21, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on April 27, 2023.

(b)       The Fund has, and each of the Investment Manager, IM Holdings and Mr. Borus may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of 1,110,982 shares of Common Stock reported herein. Mr. Borus has the power to vote or direct the vote of and to dispose or direct the disposition of 329,903 shares of Common Stock reported herein.

(c)       No transactions in the Common Stock have been effected by any Reporting Person in the last sixty (60) days.

(d)       Not applicable.

(e)       Not applicable.

Page 6 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: August 1, 2023

Justin B. Borus

Ibex Investors LLC

Ibex Microcap Fund LLLP

Ibex Investment Holdings LLC

By:	/s/ Justin B. Borus
Justin B. Borus, for himself and as the Manager of each of IM Holdings and the Investment Manager (for itself and on behalf of the Fund)

Page 7 of 7 pages